Form C

Cover Page

Name of issuer:

TG-17, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 4/11/2017

Physical address of issuer:

85 Broad
17th Floor
New York NY 10004

Website of issuer:

https://ourbond.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Series CF Preferred Stock

Target number of securities to be offered:

706,404

Price:

$0.707810

Method for determining price:

Dividing pre-money valuation $70,000,000.00 by number of shares outstanding on fully diluted basis.

Target offering amount:

$500,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$2,040,374.00

Deadline to reach the target offering amount:

4/30/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

68

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$5,819,000.00	$3,382,000.00
Cash & Cash Equivalents:	$1,437,000.00	$1,743,000.00
Accounts Receivable:	$4,253,000.00	$1,551,000.00
Short-term Debt:	$6,642,000.00	$40,313,000.00
Long-term Debt:	$11,712,000.00	$12,523,000.00
Revenues/Sales:	$7,192,000.00	$1,385,000.00
Cost of Goods Sold:	$6,482,000.00	$2,155,000.00
Taxes Paid:	($76,000.00)	($97,000.00)
Net Income:	$4,077,000.00	($19,956,000.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

TG-17, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing

reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Doron Kempel	Founder & CEO	TG-17, Inc.	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Doron Kempel	CEO	2017
Michael Lambert	Head of Commercial Operations	2024
Amit Hod	Head of Corporate Operations & Finance	2017
Hezi Sayar	Head of Engineering Operations	2021
Joe DeSalvo	Global Head of Security and Professional Security Consulting Services	2021
Rob Quimby	Head of Product Management	2017
Mike Hollick	Head of Command Center Operations	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Doron Kempel and entities controlled by Bond CEO/Founder, Doron Kempel	48384465.0 Common Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock	58.8

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of

the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> There is no guarantee of a liquidity event for investors. Investors are investing in an illiquid security, and it may be years before they see a return on their investment, if they see one at all. Investors should never invest more than they can afford to lose.
>
> We will likely need to raise additional capital in order to get to a point of profitability, and in order for investors to see a meaningful return on their investment in the future. We may be unable to raise that capital, or our capital raises may be on unfavorable terms.
>
> Changes in the capital markets may impact the terms we're able to raise on in the future. Capital markets can be unpredictable, and may have negative impacts on our company and our ability to fundraise.
>
> The company holds venture debt. As of June 2024, there is $12.5M of debt on the books. The company may be liable to repay that debt before investors in this raise are able to see any return on their investment.
>
> **If platform users engage in, or are subject to, criminal, violent, inappropriate, or dangerous activity that results in major safety incidents, our ability to attract and retain service persons and end users, may be harmed, which could have an adverse impact on our reputation, business, financial condition, and operating results.**We are not able to control or predict the actions of end users and third parties, either during their use of our platform or otherwise, and we may be unable to protect or provide a safe environment for service persons and end-users as a result of certain actions by end-users and third parties. Such actions may result in injuries, property damage, or loss of life for service persons, end users and third parties, or business interruption, brand and reputational damage, or significant liabilities for us. If other criminal, inappropriate, or other negative incidents occur due to third parties, our ability to attract end users may be harmed, and our business and financial results could be adversely affected. Public reporting or disclosure of reported safety information, including information about safety incidents reportedly occurring on or related to our platform, whether generated by us or third parties such as media or regulators, may adversely impact our business and financial results. Further, we may be subject to claims of significant liability based on accidents, deaths, injuries, or other incidents that are caused by third parties. On a smaller scale, we may face litigation related to claims by end users. Furthermore, providing security services is inherently dangerous. Our insurance policies may not cover all potential claims to which we are exposed, and may not be adequate to indemnify us for all liability. These incidents may subject us to liability and negative publicity, which would increase our operating costs and adversely affect our business, operating results, and future prospects. Even if these claims do not result in liability, we will incur significant costs in investigating and defending against them. As we expand our products and offerings, this insurance risk will grow.
>
> **Our business could be adversely affected by the effects of health pandemics or epidemics, including the COVID-19 global pandemic.** Our business could be adversely affected by the effects of health pandemics or epidemics, including the COVID-19 global pandemic. For example, the COVID-19 global pandemic and the various attempts throughout the world to contain it created significant volatility, uncertainty and disruption.We experienced significant reduction in demand from our end users affected by shelter in place rules. Due to impacts and measures resulting from the COVID-19 pandemic, we experienced and could again experience unpredictable reductions in the demand for our end users. The COVID-19 pandemic has also led to uncertainties related to our growth, forecast and trends. Our historic results such as revenue, operating margins, cash flows, tests performed, and other financial and operating metrics, may not be indicative of our results for future periods.
>
> The deal that Bond reached with a large consumer brand whereby the brand will provide Bond as a benefit (fully paid or subsidized) to its ~200 million global users has great potential. If this partner moves slowly or ineffectively, or even if the partner decides to discontinue the deal - this would adversely impact the great potential that this partnership represents. In other words, underperforming on this deal does not risk Bond, but risks the upside scenario and the rate of Bond's potential growth.
>
> **We are highly dependent on the services of Doron Kempel and other members of our senior management team and the loss of any member of our senior management team or our inability to attract and retain highly skilled personnel could adversely affect our business, financial condition and results of operations.** Our success depends on the skills, experience and performance of key members of our senior management team. In particular, we are highly dependent on the services of Doron Kempel, our Founder and Chief Executive Officer. Mr. Kempel spends substantially all of his professional time dedicated to Bond (over 75 hours a week), and he is highly active in our management, strategy and business development; however, he does devote some of his time and attention to other endeavors. Mr. Kempel's participation in and attention to these other endeavors may impact our business. The individual and collective efforts of Mr. Kempel and our other employees will be important as we continue to develop our platform and additional products, and as we expand our commercial activities. The loss or incapacity of existing members of our executive management team, or the inability of such individuals to devote sufficient time to our endeavors, could adversely affect our operations if we experience difficulties in hiring qualified

adversely affect our operations if we experience difficulties in hiring qualified successors. While our executive officers have entered into employment agreements with us, they are at-will employees and we cannot guarantee their retention for any period of time.Our success will depend on our ability to compete for and retain additional qualified key personnel to enhance the growth. Our business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require us to grant significant equity awards or incentive compensation, which could have a material adverse effect on our financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on us and our business.

We rely on third parties maintaining open marketplaces to distribute our platform and to provide the software we use in certain of our products and offerings. If such third parties interfere with the distribution of our products or offerings or with our use of such software, our business would be adversely affected. Our platform relies on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make applications available for download. We cannot assure you that the marketplaces through which we distribute our platform will maintain their current structures or that such marketplaces will not charge us fees to list our applications for download. For example, Apple Inc. requires that iOS apps obtain users' permission to track their activities across third-party apps and websites. If iOS users do not grant us such permission, our ability to target those users for advertisements and to measure the effectiveness of such advertisements may be adversely affected, which could decrease the effectiveness of our advertising, and increase our costs to acquire and engage users on our platform. We rely upon certain third parties to provide software for our products and offerings, including Google Maps for the mapping function that is critical to the functionality of our platform. We do not believe that an alternative mapping solution exists that can provide the global functionality that we require to offer our platform in all of the markets in which we operate. We do not control all mapping functions employed by our platform or Drivers using our platform, and it is possible that such mapping functions may not be reliable. If such third parties cease to provide access to the third-party software that we and Drivers use, do not provide access to such software on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable software from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect our business.

We rely on a third party promoter for the promotion of our securities services. We currently rely on one marketing partner to promote our securities services beer. If we are unable to maintain our relationship with this partner, our business could be significantly harmed. Furthermore, if this partner were to experience any problems in its business, particularly in connection with its ability to retain end users, our ability to promote and sell our services could also be significantly harmed. We may not be able to find a suitable replacement marketing partner in time or at all if any problems were to arise with this partner.

We face competition with respect to our security services that we seek to develop or commercialize in the future. Many of our existing and would be competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing security service platforms. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

The Company will almost certainly have to obtain further additional capital beyond the foregoing to continue development. The ability of the Company to secure future capital will depend on many factors, including continued progress in product success, market requirements, advertising costs and fluctuations in prices. The Company does not know whether additional financing will be available when needed, or whether it can be obtained on terms favorable to the Company or its existing investors - particularly in light of current economic conditions, the availability of credit, and other sources of capital. The Company may raise any necessary funds through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent the Company raises additional capital by issuing equity securities, the Company's members will experience dilution. If the Company raises funds through debt financings, they may become subject to restrictive covenants. If adequate funds are not available, the Company may be required to delay, scale-back or eliminate their products or obtain funds through collaborative partners or others that may require the Company to relinquish rights to certain of the Company's potential product offerings that they would not otherwise relinquish. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$500,000**

Use of Proceeds: In general, Bond intends to use the funds in order to catalyze growth. This implies investment in Marketing (lead generation and awareness); Sales & Customer Success operations; and Command Center personnel. We estimate that ~5% of the raise will go towards general and administrative costs.
In essence: 40% Marketing
30% Sales & Customer Success
17% Command Center personnel
6.1% General & Administrative
6.9% Wefunder fee

If we raise: **$2,040,374**

Use of Proceeds: In general, Bond intends to use the funds in order to catalyze growth. This implies investment in Marketing (lead generation and awareness); Sales & Customer Success operations; and Command Center personnel. We estimate that ~5% of the raise will go towards general and administrative costs.

In essence:

40% Marketing
30% Sales & Customer Success
17% Command Center personnel
6.1% General & Administrative
6.9% Wefunder fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $70,000,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

TG-17, Inc. is offering up to 2,882,657 shares of Series CF Preferred Stock, at a price per share of $0.70781.

The campaign maximum is $2,040,374 and the campaign minimum is $500,000.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the

Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

The securities being offered may be transferred only in accordance with the terms of an agreement between the Company and the stockholder, a copy of which is on file hereto.

The securities being offered are subject to a transfer restriction, as provided in the bylaws of the corporation.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

The Series CF securities can be amended to the Amendment and Restated Certificate of Incorporation of the Company, an amendment to the Bylaws of the Company or an amendment to the Stockholders Agreement.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series B-1 Preferred Stock	25,356,256	24,614,821	Yes
Series B-2 Preferred Stock	27,463,149	27,463,149	Yes
Series B-3 Preferred Stock	21,453,390	21,453,390	Yes
Common Stock	112,000,000	8,771,645	Yes
Series CF	7,064,042	0	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	860,775

Options: 15,732,141

Describe any other rights:

For a detailed description of the rights of all classes of stock, please see the attached Description of Securities (Rider 17).
Note that the warrants listed above are a mix of common stock (119,340) and series B-1 preferred stock (741,435), and that the options are a mix of outstanding (15,349,062) and available (383,079).

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders (which may include Doron Kempel and entities controlled by Bond CEO/Founder, Doron Kempel)** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

In accordance with Delaware law, the Company's Bylaws, and the Company's Amended and Restated Certificate of Incorporation (the "Charter") the approval of certain matters may require, among other requirements, the vote of a majority of the outstanding capital stock of the Company, such matters include, but are not limited to, amendments to the Company's Charter and the authorization of additional shares of Common Stock. Doron Kempel and entities controlled by Doron Kempel control approximately 58.8% of the outstanding capital stock of the Company.

In accordance with Company's Charter the approval of certain matters may require, among other requirements, the vote of a majority of the outstanding Voting Preferred Stock (as defined in the Charter) of the Company, such matters include, but are not limited to, the applicable actions listed in under subsection "Protective Provisions" of the [[Description of Securities] attached as an exhibit hereto], triggering the conversion of the Company's Preferred Stock into Common Stock, the waiver of Conversion Price (as defined in the Company's Charter) adjustments, approval of a Waterfall Adjustment Event (as defined in the Company's Charter), requesting redemption of all outstanding shares of Preferred Stock in the event of a Deemed Liquidation Event (as defined in the Company's Charter), and the waiver or amendment of certain rights of the Preferred Stock as set forth in the Company's Charter. Doron Kempel and entities controlled by Doron Kempel control approximately 59.5% of the outstanding Voting Preferred

Stock of the Company.

In accordance with Company's Charter the approval of certain matters may require, among other requirements, the vote of at least 60% of the outstanding shares of Series B-1 Preferred Stock of the Company, such matters include, but are not limited to, the applicable actions listed in under subsection "Protective Provisions" of the [[Description of Securities] attached as an exhibit hereto], and the approval of a Waterfall Adjustment Event (as defined in the Company's Charter). Doron Kempel and entities controlled by Doron Kempel control approximately 39.6% of the outstanding Series B-1 Preferred Stock of the Company.

In accordance with Amended and Restated Stockholders Agreement dated [June 24,2024] by and between the Company and certain investors listed therein (the "A&R Stockholders Agreement"), the approval of certain matters may require, among other requirements, the vote of a majority to the outstanding shares of Common Stock held by the Founder (as defined in the A&R Stockholders Agreement), such matters may include, but are not limited to, the amendment to or waiver of certain rights under the A&R Stockholders Agreement. Doron Kempel and entities controlled by Doron Kempel control approximately 100% of the outstanding Common Stock held by the Founder.

In accordance with A&R Stockholders Agreement, the approval of certain matters may require, among other requirements, the vote of the Investors (as defined in the A&R Stockholders Agreement) holding a majority of the then outstanding shares of Voting Preferred Stock (as defined in the A&R Stockholders Agreement), such matters may include, but are not limited to, the amendment to or waiver of certain rights under the A&R Stockholders Agreement. Doron Kempel and entities controlled by Doron Kempel control approximately 59.5% of the outstanding shares of Voting Preferred Stock held Investors.

The approval of certain matters may require, among other requirements, (or may find it desirable to have) the vote of a majority of each class of stock of the Company, voting separately and as their own class, such may matters include, but are not limited to, amendments to the Company's Bylaws or the Company's Charter that may adversely affect the rights of alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. Doron Kempel and entities controlled by Doron Kempel control approximately 52.5% of the outstanding shares of the Company's Common Stock, Doron Kempel and entities controlled by Doron Kempel control approximately 39.6% of the outstanding shares of the Company's Series B-1 Preferred Stock, Doron Kempel and entities controlled by Doron Kempel control approximately 85.4% of the outstanding shares of the Company's Series B-2 Preferred Stock, Doron Kempel and entities controlled by Doron Kempel control approximately 49.3% of the outstanding shares of the Company's Series B-3 Preferred Stock.

The preceding summaries of the rights and obligations of the Company's Charter, Company's Bylaws, A&R Shareholders Agreement and otherwise, do not purport to be complete and are qualified in their entirety by reference to such agreements and/or documents and the remainder of the Form C filing and exhibits; further, the such agreements and/or documents may be amended from time to time, including to change, impair, or remove certain rights and obligations held by the purchaser of Series CF Preferred Stock, pursuant to the term of such agreements with or without your vote. The Company does not assume or undertake any obligation to update any of the information contained in this Form C or its exhibits unless it is required to do so by law.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined by the company by applying common valuation methodologies that are applicable to startups in the SAAS space that are not yet profitable (mainly multiples of revenues). In so doing, the company factored variables including but not limited to growth rate, revenue level, total available market, maturity of technology, differentiation of the company relative to competitors or would-be competitors, validation of product-market fit, and associated risk factors. The company then tested its analysis and conclusion with investors, including the lead investor for this round, who supported the valuation have committed to invest in this round. The company did not engage the services of third-party investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In keeping with the company's practice and industry best practices, the company will continue performing 409(a) valuations of its common stock and stock options program conducted by qualified third parties in order to determine the fair market value of the stock options. Such valuations will take into account factors such as the following:

1. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
2. our results of operations, financial position and capital resources;
3. current business conditions and projections;
4. the lack of marketability of our common stock;
5. the hiring of key personnel and the experience of our management;
6. the introduction of new products;
7. the risk inherent in the development and expansion of our products;
8. our stage of development and material risks related to our business;
9. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
10. industry trends and competitive environment;
11. trends in consumer spending, including consumer confidence;
12. overall economic indicators, including gross domestic product, employment,

inflation and interest rates; and
13. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company. For more information on the rules of governance of the company, see section 20.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan	
Lender	Eastward Fund Management
Issue date	06/04/19
Amount	$10,000,000.00

Outstanding principal plus interest	$12,472,270.00 as of 06/03/24
Interest rate	12.0% per annum
Maturity date	12/31/25
Current with payments	Yes

Venture Debt loan.

Loan

Lender	ProdActive II LLC
Issue date	07/08/23
Amount	$1,550,000.00
Outstanding principal plus interest	$1,550,000.00 as of 06/03/24
Interest rate	5.0% per annum
Current with payments	Yes

A revolver debt instrument; this reflects the balance as of June 2024

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$1,558,699	General operations
7/2021	Regulation D, Rule 506(b)	Convertible Note	$6,100,090	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$6,000,000	General operations
5/2022	Regulation D, Rule 506(b)	Convertible Note	$2,000,000	General operations
11/2022	Regulation D, Rule 506(b)	Convertible Note	$11,362,500	General operations
11/2023	Regulation D, Rule 506(b)	Preferred stock	$5,999,999	General operations
12/2024	Regulation D, Rule 506(b)	Preferred stock	$2,648,190	General operations
12/2024	Regulation D, Rule 506(c)	Preferred stock	$311,436	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	ProdActive II LLC
Amount Invested	$3,000,000.00
Transaction type	Priced round
Issue date	07/27/17
Relationship	Entity controlled by Bond CEO/Founder Doron Kempel

Name	ProdActive II LLC
Amount Invested	$2,999,999.00
Transaction type	Priced round
Issue date	01/08/18
Relationship	Entity controlled by Bond CEO/Founder Doron Kempel

Name	ProdActive II LLC
Amount Invested	$999,999.00
Transaction type	Priced round
Issue date	06/18/18
Relationship	Entity controlled by Company's founder & CEO

Name	ProdActive II LLC
Amount Invested	$1,550,000.00
Transaction type	Loan
Issue date	07/08/23

Issue date	07/08/23
Outstanding principal plus interest	$1,550,000.00 as of 06/03/24
Interest rate	5.0% per annum
Current with payments	Yes
Relationship	Entity controlled by Company's Founder & CEO

Our founder and CEO Doron Kempel has participated in all past raises. Listed above are rounds where he was the sole participant, but he and/or entities controlled by him also invested as follows:

7.19% of Series A investment in October 2019

41.99% of the convertible note in July 2020

46.31% of the convertible note in July 2021

35.48% of the convertible note in Jan 2022

73.17% of the convertible note in May 2022

63.19% of the convertible note in November 2022

1.62% of Series B investment in November 2023

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Personal Security, safety and peace-of-mind service; for you, your loved ones and employees.

TG-17 INC develops a new tier of preventative personal security platform enabled by artificial intelligence and machine learning combined with its security personnel 24/7 through the Bond App.

Milestones

TG-17, Inc. was incorporated in the State of Delaware in April 2017.

Since then, we have:

- Re-affirmed that the problem persistently affects billions globally.
- Built a solution/service that is now proven, unique, hard to copy, affordable and preserves privacy.
- Signed leading corporations that are already adopting our solution for employees.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company

had revenues of $7,192,000 compared to the year ended December 31, 2022, when the Company had revenues of $1,385,000. Our gross margin was 9.87% in fiscal year 2023, compared to -55.6% in 2022. Note: Bond is currently expanding internationally and has established command centers in the UK, France, and Israel. The cost of such international command centers (that initially have very low utilization rates) were factored as part of the cost of offering the Bond services. This has resulted in very low gross margin figures that do not reflect the anticipated future high gross margins for the business.

- *Assets.* As of December 31, 2023, the Company had total assets of $5,819,000, including $1,437,000 in cash. As of December 31, 2022, the Company had $3,382,000 in total assets, including $1,743,000 in cash.
- *Net Income.* The Company has had net income of $4,077,000 and net losses of $19,956,000 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.
- *Liabilities.* The Company's liabilities totaled $18,354,000 for the fiscal year ended December 31, 2023 and $52,836,000 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $13,000,000 in debt, $51,612,731 in equity, and $37,281,842 in convertibles (which had since converted to equity).

After the conclusion of this Offering, should we only hit our minimum funding target of $1,000,000, our projected runway is 6 months before we need to raise further capital. Should we meet our goal of $2,040,374 then the company stands a good chance of becoming profitable without needing to raise more capital, but is likely to elect to raise further capital in order to accelerate growth.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". Bond's other sources of funding are its revenues, as well as a capacity to tap existing investors if needed.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

TG-17, Inc. cash in hand is $1,071,650.29, as of June 2024. Over the last three months, revenues have averaged $672,843/month, cost of goods sold has averaged $471,416/month, and operational expenses have averaged $851,560/month, for an average burn rate of $811,070 per month. Our intent is to be profitable in 9-12 months.

Since the date our financials cover, Bond has been experiencing hypergrowth. This increases our revenue growth and is advancing Bond towards profitability.

Over the course of the next 6 months, we expect to generate ~$8 million in revenues and have about $850k in expenses per month (so, ~$7 million in expenses).

Bonds can achieve profitability in 6-18 months, depending on revenue growth (generating revenues implies more marketing, sales, and operational expenses). Some of the deals that Bond is pursuing are very large and can have an impact on accelerating or postponing profitability. If Bond raises $5 million in this round, we expect that we will not "need" more funding unless we decide to accelerate growth and global expansion, which will require more investment in Bond operations globally.

Bond has raised approximately $100 million to date since the inception of the company. The sources of funding are the founder/CEO, who is the largest investor to date (~$30 million), a few VC firms, and a large group of family offices (affluent individuals and families who have been investing in the company over the years). This set of loyal investors will continue investing in bonds and ensure that there is sufficient funding to operate.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the

period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Doron Kempel, certify that:

(1) the financial statements of TG-17, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of TG-17, Inc. included in this Form reflects accurately the information reported on the tax return for TG-17, Inc. filed for the most recently completed fiscal year.

Doron Kempel
Founder & CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
   A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
   B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
   C. engaging in savings association or credit union activities? ☐ Yes ☑ No
ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or

A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully

result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://ourbond.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- TG-17 Inc. Preferred Stock Subscription Agreement 2025

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Amit Hod
- Doron Kempel
- Hezi Sayar
- Joe DeSalvo
- Michael Lambert
- Mike Hollick
- Rob Quimby

Appendix E: Supporting Documents

- TG-17_-_Reg_CF_-_Description_of_Securities_Rider__Final_Form_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

TG-17, Inc.

By

Doron Kempel

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Doron Kempel

CEO

1/15/2025

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.